UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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 FORM 11-K/A (Amendment No. 1)
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(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended DECEMBER 31, 2025
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to             .

Commission File Number.....000-20288
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A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN OF COLUMBIA BANKING SYSTEM, INC.

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Columbia Banking System, Inc.
1301 A Street
Tacoma, Washington 98402-4200

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 11-K of the Columbia Banking System, Inc. Employee Stock Purchase Plan (the “Plan”) for the fiscal year ended December 31, 2025 is being filed solely to correct the auditor consent included as Exhibit 23.1 in the original filing.

The consent has been replaced with the consent of the appropriate independent registered public accounting firm.

No other changes have been made to the Form 11-K as originally filed with the U.S. Securities and Exchange Commission on March 31, 2026, and this Amendment does not modify or update any financial statements or other disclosures contained therein.

PART II. OTHER INFORMATION

The only purpose of this Amendment No. 1 is to replace Exhibit 23.1 with the correct auditor consent. No other information contained in the original Form 11-K is amended hereby.

INDEX TO EXHIBITS

Exhibit No.        Description

23.1            Consent of Independent Registered Public Accounting Firm (Aprio, LLP)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Amended and Restated Employee Stock Purchase Plan of Columbia Banking System, Inc.

Date: June 16, 2026	/s/ Brock Lakely
Brock Lakely
Executive Vice President, Chief Accounting Officer and Principal Accounting Officer